U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

Tantech Holdings Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On March 6, 2018, Tantech Holdings Ltd. (the “Registrant”) announced the appointment of a new Chief Operating Officer. The employment agreement for Jianming Wu expired on February 24, 2017, and he continued to serve on an at-will basis after expiration through March 1, 2018, when he ceased to serve as Chief Operating Officer. Mr. Wu’s departure was not due to any disagreement with management on any matter related to the Registrant’s operations, policies or practices.

Effective March 1, 2018, Wangfeng Yan was appointed as the Registrant’s new Chief Operating Officer. Mr. Yan joined Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”) as a member of the production staff in August 2010 and rose to serve as the head of production managers. Prior to being appointed as Chief Operating Officer, Mr. Yan was in charge of production management for Tantech Bamboo and Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy”). In these capacities, Mr. Yan contributed to the “Dr. Charcoal” brand sales channel development. In June 2010, Mr. Yan earned a Bachelor’s Degree in Engineering from Zhejiang Sci-tech University in Hangzhou.

Effective March 1, 2018, Mr. Qingsong Dong resigned as Treasurer of the Registrant. Mr. Dong’s departure was not due to any disagreement with management on any matter related to the Registrant’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD.

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Dated: March 6, 2018